UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: November 30, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange Mobile Finance Services

Our strategy going forward



Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

Paul de Leusse
Deputy CEO, Mobile Finance Services

London 30th November 2018

orange™

#Orange Mobile Banking 2018

Disclaimer

This presentation may contain forward-looking statements about Orange, particularly objectives and trends regarding Orange's financial situation, investments, results of operations, business and strategy. These forward-looking statements do not represent forecasts within the meaning of European Regulation No. 809/2004 and although we believe they are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, risks related to information and communications technology systems generally, in particular technical failures of networks, the deterioration of the economic conditions prevailing in particular in France, in Europe and in Africa and in certain other markets in which Orange operates ,fiscal and regulatory constraints and changes, growing banking and monetary regulations requirements and the results of litigation regarding regulations, competition and other matters. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 4, 2018 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 4, 2018 (and amended on April 23 and 24, 2018) with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one

Strategy



Orange is a fully integrated network and service provider with Mobile Finance Services as a key pillar of diversification


Network
Enriched services
Addressable markets
OCS
orange bank
Orange Money
B2C
B2B
Wholesale
3 value creation levers

Enriched services is a key driver of future growth…

The key pillars of service growth

- Content — OCS
- Mobile Finance Services — orange bank, Orange Money
- IoT
- B2B data

New services revenues & Net Banking Income[NBI]* evolution



Revenue
13%
>60%
9%
2018e
2022
NBI in Europe
x4
2018
2022
Contents
Orange Money & others
IoT
Energy
IT&IS (hors IoT)
% of new services in group total revenues

*Before acquisition and distribution costs, directly booked in costs

...leveraging a longstanding experience in mobile finance services...

2008

Launch of Orange Money

2015

Essentials2020

Diversify by capitalizing on our assets

2016

Deal with Groupama

Orange to acquire a 65% stake in

Groupama Banque, now Orange Bank

2017

Launch of Orange Bank

2018

1st year of Orange Bank

10th year of Orange Money

… a hybrid DNA of Telco and financial service provider


Telco universe
Synergies
Mobile Finance

- Reduce churn
- Improve client satisfaction
- Upselling opportunities: higher Telco ARPU
- Scale up financing for handsets

- Trusted brand
- Innovation strengths
- Customer data to improve customer experience and simplify processes
- Enhanced risk management
- Shared resources: distribution channels, customer care, debt collection

Section two

Execution



Our unique positioning allows us to compete with both traditional banks and OTT/Fintech players

Traditional banks	orange bank / Orange Money	Digital Banks / Fintechs
Advisor-based relationship	1 **Easy-to-use Banking App** democratizing user experience innovation	High-end Banking App for niche customers
Large offering with little customers' autonomy	2 Simple but **complete offering** giving customers control of their personal finance	Sophisticated offering featuring high risk / return products
Full network distribution	3 Phygital model, embedded in a telco leveraging its **data and network**	100% digital client acquisition, without pre-existing fishing pool

1 Easy-to-use Banking App democratizing user experience innovation...

In France, Orange Bank #1 D rating score,

Digital customer offers and journeys*, Compounded score, 2018



orange
bank
63
N26
62
Boursorama Banque
58
fortuneo BANQUE
54
BNP PARIBAS
54

In Africa, Orange money a customer centric ecosystem

Customer base at the end of Q3 18

Orange Money

40m customers

14m active customers



Orange Money
Total
1 050 F CFA

* D-Rating analysis includes 20 French Banks. SOURCE: Les Echos, D-Rating

① ...fueled with several Fintech partnerships in Europe and MEA

Our solution offers the best in class and is nurtured by partnerships with Fintechs


MONEYTHOR
Marketing/ Analytics
Insurance
Savings
Credit payments
PAMF
orange bank
Orange Money
Sales
E-Commerce
JUMIA
CBS/ back office
MAMBU
IBM Watson
Customer support/ KYC, etc
QuickSign

2 Simple but complete offering giving customers control on their personal finance

Innovative payment

- Mobile & credit card payment
- Instantaneous account balance
- SMS transfer and bill payment
- Temporary lock/unlock credit card

orange bank | Orange Money *

Credit & Savings

- Flexible amount borrowed
- Optimised withdrawing period
- Funds release decided by clients
- Instalment postponing at client's will

orange bank | Orange Money *

Virtual customer care

- Digitalisation of our customer care supported by Artificial Intelligence

orange bank

* Features available in certain countries. Savings and loans currently available through partnerships, planned to be internalised later

3 Customer acquisition through data management & branch network

Banking services embedded in Telco to bring innovation to mass market…

Fishing pool

France:
Orange 25m* and Groupama 6m

Europe excl. France:
Orange 45m* and Groupama 12m

MEA:
Orange >100m*

Customer data

Optimised customer segmentation
Thanks to solid experience in telecom

Risk assessment

Data
Customer data to improve customer experience and simplify processes

Distribution channels

160 000
Point of sales in MEA

> 600
Point of sales in France

> 1 000
Point of sales Spain including franchised stores O/W some should be eligible for Orange bank sales

* Mobile contract (excluding M2M) + Prepaid

One single strategy with a differentiated go-to-market approach based on market maturity…

Banking penetration rate	10-20%	40-80%	80-100%
Countries	Sub-Saharan countries [2]	Romania, Moldova, Middle east[1], Maghreb	France, Spain, Belgium, Poland and Slovakia
Adaptive Value proposition	Finance services developed on top of Orange Money	Focus on payment and consumer credit	Full digital bank allowing cherry picking' on services
Our solution factories	Orange Money + Partners & Orange Bank Africa[3]	Orange Money + Consumer finance factory	orange bank

1 Jordan, Egypt
2 Ivory Coast, Mali, Burkina Faso, Senegal, Guinea-Bissau, Niger, Sierra Leone, Democratic Rep. of Congo, Liberia, Central African Rep., Madagascar, Cameroon , Guinea, Botswana
3 Ivory Coast, Mali, Burkina Faso, Senegal. File submitted to Central Bank of Western African States (BCEAO), review ongoing and subject to final approval from BCEAO

… and an ambitious expansion roadmap with 2-3 new countries per year

Our solution factories	2018 - 2019	2020 - 2023
orange™ bank	Spain	Slovakia, Poland, Belgium
Orange Money + Consumer finance factory	Romania	Moldova, Morocco
Orange Money + Partners & Orange Bank Africa*	Senegal, Ivory Coast	Mali, Burkina Faso

*Subject to approval from Central Bank of Western African States (BCEAO) and local governance bodies approval

A strong and reliable management team leveraging diversified skills

CEO
Ex Indosuez CEO, Bain Partner

Controls and Operations, Deputy CEO
Ex French Treasury Assistant Secretary for financial services, Prime Minister EcFin advisor

European Development, Deputy CEO
CA Payment Services Deputy CEO

Middle East Africa Development, Deputy CEO
Ex Orange Commercial and Distribution Executive Director

Strategy executive director
Ex McKinsey Partner

General affairs executive director
Ex Orange R&D HR

Spanish team mixed experience

Executive Director of OB Spain
ex Bankinter CFO and Head of digital transformation, Executive chairman of Eurobits



Banking Experience
70%
Digital Experience
65%
From Orange Telco
24%

Orange Bank celebrates its birthday



One year after launch in France, solid growth and innovation track record

Orange bank new account openings per quarter
in thousands



+61%
47
33
51
>75
Q1 18
Q2 18
Q3 18
Q4 18
estimate

200K customers in 1 year
o/w 30-40% active

60%
Account opening in-store

N°1 in France

2.8m
Mobile NFC payments 9m 18

50%
Of customer care interactions were fully handled by AI

45% Brand awareness
In only 1 year after launch, a much quicker pace than peers

Orange Bank addresses all segments contrary to Neo banks...

Population density



Orange Bank customer base density



[0-0.5%] [0.5-1%] [1-1.5%] [1.5% & more]

Contrary to Neo-banks that target only young and urban segments, Orange Bank addresses all segments of the French market thanks to dense physical distribution channels

60%
Account openings in-store

42 years median age
6 yrs younger than median French population

39%
Of our base is at the upper socio-professional category

...enriching portfolio roadmap to deliver net banking income* growth

2018

- Consumer loan
- Current account
- Debit card
- Saving account

2019

- Premium card
- Consumer loan with no bank account
- IA recommendation
- Develop cross selling between bank and telco

2020 - 2021

- Mortgage
- Insurance
- Long-term saving

*Before acquisition and distribution costs, directly booked in costs

Spain offers a new territory of growth for mobile finance services

H2 2019

- Consumer loan boosted by handsets financing
- Current account
- Credit card

2020

- Other loans
- Savings account

beyond 2020

- Full competitive offer to come…

Orange Money celebrates a decade of financial innovation


Orange
Money
oney

#Orange Mobile Banking 2018

Orange's Mobile Finance Services in Middle-East Africa



... more to come

2008 - 2012

Launch
Laying the foundations

2012 - 2015

Growth
Orange Money becomes popular

2016 - 2018

Maturity
New status and digitisation

Orange Money 10 years after launch in Middle-East Africa…

17 countries*

40 million
customers end of Q3 18

› **14 million**
active customers

260K Consumer loans
in Madagascar 7 months after launch

>6%
Share of Orange Money in MEA revenue



Orange Money
Tunisia
June 2014
Egypt
September
2013
Senegal
May 2010
Mali
June 2010
Niger
June 2010
Burkina Faso
June 2016
Guinea Bissau
December 2016
Sierra-Leone
July 2016
Côte d'Ivoire
December 2008
Liberia
April 2016
Guinea
December 2016
Cameroon
September
2011
Republic
Central
April 2016
Democratic
Republic
of Congo
September 2012
Botswana
August 2011
Madagascar
September 2010
Mauritius
Avril 2012

* Including in Mauritius under the brand my.t mobile money

...now ready for a interoperability in Africa

Mowali is available to any mobile money provider in Africa

mowali

Universal money transfer

- Whatever the operator
- Locally or internationally

Facilitate payments with a consistent cross operator acceptance network

- Banks, money transfer operators and other financial service providers are also encouraged to join Mowali

At launch

International and domestic money transfer

Merchant payments

E-commerce

Extension

Bulk payments

Bank-to-wallet

Other vertical specificities

Orange Money paved the way to a full fledged bank
Product portfolio built in-house or thanks to partnerships

Product portfolio

- **Credit/loans**
  Pico <100€ / Micro [100-500€]
- **Savings account**
- **Insurance**

Partners/Providers

- **Orange Bank Africa ***
  NSIA Full-fledged bank
- **PAMF**
  Insurance, savings, credit, payments

*Subject to approval from Central Bank of Western African States (BCEAO)

Track record of synergies between Telco and Mobile Finance…


Telco universe
Synergies
Mobile Finance

Telecoms knowledge enables better customer segmentation.

Orange now at the crossroad of telco data and banking data…
Telco based segmentation vs enrollment acceptance



Bank Refusals
Bank Acceptance
Enhanced customer risk/return profiling
1
2
3
4
5
6
7
8
9
10

… secured by reliable banking Back-testing

Customers satisfaction
Simple and fluid bank account openings

Customers score
Our approval policy proves to be relevant and effective

… with improved customer satisfaction in France…

number and productivity of certified advisors* are increasing

Client satisfaction after store visit

+15%

New Orange bank customers surveyed by SMS after store visit are more satisfied than other new telco customers

Number of advisors

1100

In October 2018 vs 700 in April 2018 (+57%)

Number of account monthly openings / advisor

11

In October 2018 vs 8 in April 2018

* Certified agent in banking operations and in payment services// IOBSP : Intermédiaire en Opérations de Banque et en Services de Paiement

… and improved NPS, customer acquisition and retention in Poland

Acquisition tool

10%

of new banking customers were also new telco customer

Higher satisfaction

3x

Customers with banking services showed a 3x higher NPS than other telco customers*

Lower churn

-18%

Customers with banking services were 18% less likely to cancel their telecom contract**

*NPS study, In Poland in 2016
** Study done on a sample cohort

Track record of Orange Money impact in Africa

Higher ARPU

+20%

ARPU cohort analysis in Ivory Coast and Mali between 2013 and 2014

Lower churn rate

-40%

Churn cohort analysis in Ivory Coast and Mali in 2016

Section three

Ambitions and Financials



3 major phases towards profitability in the long run (>6 years)



NBI* ambition
Grow volume
Grow volume +
NBI per customer
Grow NBI per customer with
focus on cost reduction
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7

*Before acquisition and distribution costs, directly booked in costs

Orange 2023 ambition in Europe

			2023
orange bank		Net banking Income*	€ 500 million
orange bank		Customers	4 million
orange bank	#	Countries	5 countries
Orange Money & Consumer finance factory	#	Countries	2 countries

*Before acquisition and distribution costs, directly booked in costs

P&L drivers

NBI*
Net banking income per customer per year (€)


~200
~100
Loans, savings
Commissions (credit card, etc.)
2018e
2026

Drivers
- Grow customer base to 2M
- Increase outstanding loans (consumer + mortgage)
- Take-up rate of Premium card
- Cross sell: insurances, long-term savings

+

Costs
Per customer per year (€)


~150
~400
Customer acquis.
IT
Other costs
Cost of risk
2018e
2026

Drivers
- Less acquisition costs after ramp-up phase
- IT reductions costs after launch phase
- Stable labour thanks to automation and digitisation

= Value creation with an adj. EBITDA break-even in 2023

*Including legacy (Groupama) active customers. Excluding enterprise customers. Before acquisition and distribution costs, directly booked in costs

Group adj. EBITDA impact for France and Spain

Adj. EBITDA at group level



∑=-500m€ to -600m€
2023
Break even expected in 6 years

Expected adj. EBITDA to break-even within 6 years

The cumulated adj. EBITDA impact is estimated between -500M€ to -600M€ at group level

Initial cash outlay is mostly on customer acquisition (variable costs) and IT.

Valuation metrics for France and Spain

Ambitions for 2026	France	Spain
Net banking Income* per customer	~€ 200	~€ 150
Cost/Income	~50%	<50%
ROE	>15%	>15%
# of customers	2 million	1 million
Consumer loans outstanding	>3bn€	>1bn€
Adj. EBITDA break-even	2023	2023

*Before acquisition and distribution costs, directly booked in costs

Orange Money 2023 ambition in Africa

	Orange Money
Orange Money revenue	>€ 800 million
# of customers monthly active users with full fledge banking services	>30million
# of countries	19

Group adj. EBITDA impact for Orange Bank Africa*

Adj. EBITDA at group level


Break even
expected
in 3 years
∑=~-20m€

Expected adj. EBITDA to break-even within 3 years

The cumulated adj. EBITDA impact is estimated around -20M€ at group level

Reduce cost of risk in the long term

Increase profitability


Senegal
Ivory Coast
Burkina Faso
Mali

*Subject to approval from Central Bank of Western African States (BCEAO)

In a nutshell…

Leverage our unique assets

Capitalise on a proven track-record in mobile payments

Scale up with a strict risk policy

Execute with experienced management team

Extract substantial synergies between Telco and Mobile Finance services

Leverage agility as a challenger with a lean cost base

Q&A


orange
bank
Retrait d'espèces